PROSPECTUS SUPPLEMENT

Security Life of Denver Insurance Company
and its
Security Life Separate Account L1
Security Life Separate Account S-L1

Supplement dated October 7, 2004, to your current Variable Life Insurance Prospectus

This supplement updates certain information contained in your current variable life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

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Information about certain funds is amended as follows. Not all of these funds may be available to you through your variable life insurance policy. Please refer to your product prospectus for the list of funds available to you.

ING MFS Research Portfolio

Effective November 8, 2004, OppenheimerFunds, Inc. will replace Massachusetts Financial Services Company as subadvisor to the ING MFS Research Portfolio. In connection with this change, the new name of the portfolio will be ING Oppenheimer Main Street Portfolio®. Accordingly, effective November 8, 2004, all references to ING MFS Research Portfolio are to be replaced with ING Oppenheimer Main Street Portfolio® and the reference in Appendix B to Massachusetts Financial Services Company as the portfolio's subadviser is hereby deleted and replaced with OppenheimerFunds, Inc.

INVESCO VIF - Core Equity Fund:

Effective October 15, 2004, the INVESCO VIF - Core Equity Fund will be renamed AIM V.I. Core Stock Fund. All references to INVESCO VIF - Core Equity Fund are to be replaced with AIM V.I. Core Stock Fund.

INVESCO VIF - Health Sciences Fund:

On October 1, 2004, A I M Advisors, Inc. assumed direct management responsibility of the INVESCO VIF - Health Sciences Fund and effective October 15, 2004, the INVESCO VIF - Health Sciences Fund will be renamed AIM V.I. Health Sciences Fund. All references to INVESCO VIF - Health Sciences Fund are to be replaced with AIM V.I. Health Sciences Fund and the reference in Appendix B to INVESCO Institutional (N.A.), Inc. as the fund's subadviser is hereby deleted.

INVESCO VIF - Small Company Growth Fund:

On October 1, 2004, A I M Advisors, Inc. assumed direct management responsibility of the INVESCO VIF - Small Company Growth Fund and effective October 15, 2004, the INVESCO VIF - Small Company Growth Fund will be renamed AIM V.I. Small Company Growth Fund. All references to INVESCO VIF - Small Company Growth Fund are to be replaced with AIM V.I. Small Company Growth Fund and the reference in Appendix B to INVESCO Institutional (N.A.), Inc. as the fund's subadviser is hereby deleted.

INVESCO VIF - Total Return Fund:

Effective October 15, 2004, the INVESCO VIF - Total Return Fund will be renamed AIM V.I. Total Return Fund. All references to INVESCO VIF - Total Return Fund are to be replaced with AIM V.I. Total Return Fund.

INVESCO VIF - Utilities Fund:

On October 1, 2004, A I M Advisors, Inc. assumed direct management responsibility of the INVESCO VIF - Utilities Fund and effective October 15, 2004, the INVESCO VIF - Utilities Fund will be renamed AIM V.I. Utilities Fund. All references to INVESCO VIF - Utilities Fund are to be replaced with AIM V.I. Utilities Fund and the reference in Appendix B to INVESCO Institutional (N.A.), Inc. as the fund's subadviser is hereby deleted.